Exhibit 99.2

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

IN U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Statements of Financial Position	F-2

Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income or Loss	F-3

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Deficit)	F-4 – F-5

Condensed Interim Consolidated Statements of Cash Flows	F-6 – F-7

Notes to Condensed Interim Consolidated Financial Statements	F-8 – F-11

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Condensed Interim Consolidated Statements of Financial Position

U.S. dollars in thousands

	June 30,		December 31,
	2022	2021	2021
	Unaudited		Audited

Cash and cash equivalents	7,729	16,993	11,046
Restricted deposits	168	182	-
Short-term bank deposits	2,509	-	-
Trade receivables	3,759	2,065	1,779
Inventories	1,991	1,397	1,200
Other receivables	653	883	927
Total current assets	16,809	21,520	14,952

Other receivables	230	-	469
Property, plant and equipment, net	2,439	2,565	2,478
Right of-use assets, net	1,364	1,789	1,548
Intangible assets, net	264	330	297
Total non-current assets	4,297	4,684	4,792

Total assets	21,106	26,204	19,744

Current maturities of non-current liabilities	2,479	1,681	2,408
Trade payables and accrued expenses	4,877	4,060	4,693
Other payables	3,060	3,920	3,620
Total current liabilities	10,416	9,661	10,721

Deferred revenues	61	405	119
Liabilities in respect of IIA grants	8,131	7,671	7,885
Liabilities in respect of purchase of shares	3,361	4,465	3,922
Lease liabilities	1,053	1,604	1,391
Severance pay liability, net	319	280	288
Total non-current liabilities	12,925	14,425	13,605

Total liabilities	23,341	24,086	24,326

Shareholders' equity:
Ordinary shares of NIS 0.01 par value:
Authorized: 50,000,000 shares as of June 30, 2022, December 31, 2021, and June 30, 2021; Issued and Outstanding: 33,143,414 as of June 30, 2022, 27,272,818 as of December 31, 2021 and 27,245,429 as of June 30, 2021	93	75	75
Share premium	154,119	143,077	143,869
Foreign currency translation adjustments	3	(32)	(19)
Accumulated deficit	(156,450)	(141,002)	(148,507)
Total equity (deficit)	(2,235)	2,118	(4,582)

Total liabilities and equity	21,106	26,204	19,744

The accompanying notes are an integral part of the interim financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income or Loss

U.S. dollars in thousands (except loss per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2022	2021	2022	2021	2021
	Unaudited				Audited
Revenues from sale of products	2,771	5,045	1,669	2,527	9,613
Revenues from development services	5,866	5,963	2,777	3,023	12,372
Revenues from license agreements	438	896	222	507	1,778
Total revenues	9,075	11,904	4,668	6,057	23,763

Cost of revenues from sale of products	1,539	2,451	1,148	1,311	4,983
Cost of revenues from development services	4,932	4,638	2,391	2,365	9,907
Cost of revenues from license agreements	31	38	16	20	102
Total cost of revenues	6,502	7,127	3,555	3,696	14,992

Gross profit	2,573	4,777	1,113	2,361	8,771

Research and development	4,599	4,898	2,191	2,656	10,256
Selling and marketing	1,854	1,676	935	854	3,388
General and administrative	2,769	3,019	1,352	1,746	6,348
Other expenses	309	-	309	-	-
Total operating expenses	9,531	9,593	4,787	5,256	19,992

Operating loss	(6,958)	(4,816)	(3,674)	(2,895)	(11,221)

Financial income	11	11	11	118	11
Financial expenses	(988)	(1,222)	(687)	(399)	(2,314)
Financing expenses, net	(977)	(1,211)	(676)	(281)	(2,303)

Loss before taxes on income	(7,935)	(6,027)	(4,350)	(3,176)	(13,524)

Taxes on income	(8)	(19)	(4)	(19)	(27)
Net loss	(7,943)	(6,046)	(4,354)	(3,195)	(13,551)

Other comprehensive income (loss):

Foreign currency translation adjustments	22	8	17	(3)	21

Total comprehensive loss	(7,921)	(6,038)	(4,337)	(3,198)	(13,530)

Loss per share data:
Basic and diluted net loss per share - USD	(0.26)	(0.22)	(0.13)	(0.12)	(0.50)
Number of shares used in calculating basic and diluted net loss per share	31,079	27,241	33,140	27,241	27,244

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

U.S. dollars in thousands

	Share capital		Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity (deficit)

Balance as of April 1, 2022	93		153,962	(14)	(152,096)	1,945

Loss for the period	-		-	-	(4,354)	(4,354)
Other comprehensive income	-		-	17	-	17
Total comprehensive income (loss)	-		-	17	(4,354)	(4,337)
Issuance expenses, see Note 3	-		(95)	-	-	(95)
Exercise of options	(*	)	-	-	-	(* )

Share-based compensation	-		252	-	-	252

Balance as of June 30, 2022 (unaudited)	93		154,119	3	(156,450)	(2,235)

Balance as of April 1, 2021	75		142,577	(29)	(137,807)	4,816

Loss for the period	-		-	-	(3,195)	(3,195)
Other comprehensive loss	-		-	(3)	-	(3)
Total comprehensive loss	-		-	(3)	(3,195)	(3,198)
Exercise of options	(*	)	-	-	-	(* )

Share-based compensation	-		500	-	-	500

Balance as of June 30, 2021 (unaudited)	75		143,077	(32)	(141,002)	2,118

(*)          Represents less than $ 1.

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

U.S. dollars in thousands

	Share capital		Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity (deficit)

Balance as of December 31, 2021	75		143,869	(19)	(148,507)	(4,582)
Loss for the period	-		-	-	(7,943)	(7,943)
Other comprehensive income	-		-	22	-	22
Total comprehensive income (loss)	-		-	22	(7,943)	(7,921)
Issuance of ordinary shares, net of issuance expenses(see note 3)	18		9,653	-	-	9,671
Exercise of options	(*	)	-	-	-	(* )
Share-based compensation	-		597	-	-	597

Balance as of June 30, 2022 (unaudited)	93		154,119	3	(156,450)	(2,235)

Balance as of December 31, 2020	75		142,193	(40)	(134,956)	7,272
Loss for the period	-		-	-	(6,046)	(6,046)
Other comprehensive income	-		-	8	-	8
Total comprehensive income (loss)	-		-	8	(6,046)	(6,038)
Exercise of options	(*	)	-	-	-	(* )
Share-based compensation	-		884	-	-	884

Balance as of June 30, 2021 (unaudited)	75		143,077	(32)	(141,002)	2,118

Balance as of December 31, 2020	75		142,193	(40)	(134,956)	7,272
Loss for the period	-		-	-	(13,551)	(13,551)
Other comprehensive income	-		-	21	-	21
Total comprehensive income (loss)	-		-	21	(13,551)	(13,530)
Exercise of options	(*	)	3	-	-	3
Share-based compensation	-		1,673	-	-	1,673

Balance as of December 31, 2021	75		143,869	(19)	(148,507)	(4,582)

(*)          Represents less than $ 1.

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Condensed Interim Consolidated Statements of Cash Flows

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2022	2021	2022	2021	2021
	Unaudited				Audited
Cash flows from operating activities:
Net loss	(7,943)	(6,046)	(4,354)	(3,195)	(13,551)

Adjustments to reconcile net loss to net cash used in continuing operating activities:

Adjustments to profit and loss items:
Depreciation and amortization	650	627	329	319	1,238
Share-based compensation	597	884	252	500	1,673
Revaluation of liabilities in respect of IIA grants	482	497	248	222	919
Revaluation of liabilities in respect of the purchase of shares	272	299	135	147	590
Revaluation of lease liabilities	(152)	35	(138)	79	188
Increase (decrease) in severance pay liability, net	55	(5)	35	5	13
Net financing income	(11)	(11)	(11)	-	(11)
Un-realized foreign currency (gain) loss	528	(226)	283	(482)	(137)
	2,421	2,100	1,133	790	4,473
Changes in asset and liability items:
(Increase) decrease in trade receivables	(2,024)	680	(1,445)	3,087	929
(Increase) decrease in inventories	(747)	17	(37)	62	257
Decrease (increase) in other receivables	330	(432)	205	(469)	(763)
Increase (decrease) in trade payables and accrued expenses	11	1,075	(272)	803	1,723
Decrease in other payables and deferred revenues	(1,367)	(1,257)	(484)	(2,063)	(1,984)
	(3,797)	83	(2,033)	1,420	162

Net cash used in operating activities	(9,319)	(3,863)	(5,254)	(985)	(8,916)

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Condensed Interim Consolidated Statements of Cash Flows

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2022	2021	2022	2021	2021
	Unaudited				Audited

Cash Flows from Investing Activities:

Purchase of property and equipment	(298)	(244)	(138)	(26)	(489)
Interest received	-	35	-	-	35
(Increase) decrease in short term bank deposits, net	(2,499)	4,002	(2,499)	(4)	4,002

Net cash provided by (used in) investing activities	(2,797)	3,793	(2,637)	(30)	3,548

Cash Flows from Financing Activities:

Repayment of leases liabilities	(350)	(337)	(172)	(171)	(693)
Proceeds from issuance of shares, net	9,861	-	(556)	-	3
Repayment of IIA grant	(162)	(180)	-	-	(360)

Net cash provided by (used in) financing activities	9,349	(517)	(728)	(171)	(1,050)

Exchange rate differences on cash and cash equivalent balances	(550)	204	(303)	495	88

Decrease in cash and cash equivalents	(3,317)	(383)	(8,922)	(691)	(6,330)

Balance of cash and cash equivalents at the beginning of the period	11,046	17,376	16,651	17,684	17,376

Balance of cash and cash equivalents at the end of the period	7,729	16,993	7,729	16,993	11,046

Supplement disclosure of Non-cash transactions:
ROU asset, net recognized with corresponding lease liability	43	155	43	155	155
Issuance of shares due to RSUs exercised	191	43	14	-	147

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to Condensed Interim Consolidated Financial Statements

U.S. dollars in thousands

NOTE 1:	GENERAL

a.
Description of the Company and its operations:

MediWound Ltd. was incorporated in Israel. The Company which is located in Yavne, Israel (The "Company" or "MediWound"), is biopharmaceutical company that develops, manufactures and commercializes novel, cost effective, bio-therapeutic solutions for tissue repair and regeneration. The Company’s strategy leverages its breakthrough enzymatic technology platform into diversified portfolio of biotherapeutics across multiple indications to pioneer solutions for unmet medical needs. The Company’s current portfolio is focused on next-generation bio-active therapies for burn and wound care and tissue repair.

The Company's first innovative biopharmaceutical product, NexoBrid, has received marketing authorization from the European Medicines Agency ("EMA") as well as the Israeli, Argentinean, South-Korean, Russian, Taiwanese, Ukrainian, United Arab Emirates, Chilean, Peruvian and Switzerland Ministries of Health, for removal of dead or damaged tissue, known as eschar, in adults with deep partial and full thickness thermal burns.

The Company sells NexoBrid in the European Union, United Kingdom, Norway, Switzerland and Israel through its commercial organizations while establishing additional local distribution channels to extend its outreach in the European Union. In other international markets the Company sells NexoBrid through local distributors which are also responsible for obtaining the local marketing authorization within the relevant territory. In the United States, the Company entered into exclusive license and supply agreements with Vericel Corporation (“Vericel”) to commercialize NexoBrid in North America upon FDA's approval.

The Company’s second investigational innovative product, EscharEx, is a topical biological drug being developed for debridement of chronic and other hard-to-heal wounds. In May 2022, the company announced positive results from its U.S. phase 2 study. The study met its primary endpoint, its key secondary endpoints with high degree of statistical significance, as well as its wound closure safety measurements. The Company anticipates meeting with the U.S. Food and Drug Administration (the “FDA”) in the second half of 2022, for an End-of-Phase 2 meeting to discuss study results and a potential Phase 3 pivotal plan for EscharEx.

The third clinical-stage innovative product candidate, MW005, is a topical biological drug candidate for the treatment of non-melanoma skin cancers. A U.S. phase 1/2 study of MW005 for the treatment of low-risk basal cell carcinoma (BCC) was initiated in July 2021, and in July 2022, a positive initial data was announced. The Company anticipates announcing the final data in the second half of 2022.

b.
The Company's securities are listed for trading on NASDAQ since March 2014. In March, 2022, the Company completed an additional public offering. A total of 5,208,333 new ordinary shares were issued at a public offering price of $1.92 per share. The gross proceeds before deducting underwriting discounts and commissions and offering expenses, were approximately $10 million (see also Note 3).

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to Condensed Interim Consolidated Financial Statements

U.S. dollars in thousands

NOTE 1:	GENERAL (Cont.)

c.
The Company has three wholly owned subsidiaries: MediWound Germany GmbH, acting as Europe (“EU”) marketing authorization holder and EU sales and marketing arm, and MediWound UK Limited and MediWound US, Inc. which are currently inactive companies.

d.
The Company awarded two contracts with the U.S. Biomedical Advanced Research and Development Authority ("BARDA") valued at up to $168,000 for the advancement of the development, manufacturing and emergency readiness for NexoBrid deployment as well as the procurement of NexoBrid as a medical countermeasure as part of BARDA preparedness for mass casualty events. In February 2022 BARDA has expanded its awarded contract providing supplemental funding of approximately $9,000 to support the NexoBrid BLA resubmission to the FDA and the continuous expanded access program.

e.
On February 17, 2022 the Company engaged with the U.S. Department of Defense (“DoD”), through the Medical Technology Enterprise Consortium (MTEC), for a $1,800 contract for the development of NexoBrid as a non-surgical solution for field-care burn treatment for the U.S. Army.

f.
On June 29, 2021, the Company received a Complete Response Letter (CRL) from the U.S. Food and Drug Administration (FDA) regarding its Biologics License Application (BLA) seeking approval of NexoBrid for eschar removal (debridement) in adults with deep partial-thickness and/or full-thickness thermal burns.

The FDA communicated that it had completed its review of the BLA, as amended, and has determined that the application cannot be approved in its present form. The FDA identified issues related to the Chemistry, Manufacturing and Controls (“CMC”) section of the BLA and requested additional CMC information. The FDA acknowledged receipt of several CMC amendments, submitted by the Company in response to the CMC information requests, which were not reviewed yet by the FDA.

The FDA also stated that an inspection of NexoBrid's manufacturing facilities in Israel and Taiwan, are required before the FDA can approve the BLA, but it was unable to conduct the required inspections during the current review cycle due to COVID-19 related travel restrictions. The FDA stated that it will continue to monitor the public health situation as well as travel restrictions and is actively working to define an approach for scheduling outstanding inspections. In addition, the CRL cited certain observations identified during good clinical practice (GCP) inspections related to the U.S. Phase 3 study (DETECT), and requested the Company to provide its perspective on the potential impact, if any, of these observations on the efficacy findings in the study. The FDA also requested to provide a safety update as part of its BLA resubmission, although there were no safety issues raised in the CRL.

Following a productive Type A meeting with the FDA, the Company gained clarity on a path forward for resubmission of its NexoBrid BLA. In addition, the FDA’s facility inspection schedule which has been affected by COVID-19-related travel restrictions, is required before the FDA can approve the NexoBrid BLA.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to Condensed Interim Consolidated Financial Statements

U.S. dollars in thousands

NOTE 1:	GENERAL (Cont.)

On July 1, 2022, the Company has re-submitted the Biologics License Application (BLA) to the U.S. Food and Drugs Administration (FDA) and received an acknowledgement letter from the FDA assigning PDUFA target date to January 1, 2023.

g.
Since incorporation through June 30, 2022, the Company has incurred losses mainly attributed to its development efforts and has total accumulated deficit of $156,450 thousand, the Company’s total shareholders’ equity amounted to deficit of $2,235. During the six-month period ended June 30, 2022, the Company incurred losses of $7,943 and its cash used in operating activities was $9,319. The Company expects to continue to incur significant research and development and other costs related to its ongoing operations, and in order to continue its future operations, the Company will need to obtain additional funding until becoming profitable.

Management’s plans include evaluating alternative financing arrangements and/or reducing expenditures as necessary to meet the Company’s future cash requirements. However, there is no assurance that, if required, the Company will be able to raise additional capital or reduce expenditures to provide the required liquidity. Management expects that the Company's cash and cash equivalents as of June 30, 2022 will allow the Company to fund its operating plan through at least the next 12 months from the financial statement issuance date.

h.	The Company addresses the challenges associated with the ongoing COVID-19 pandemic, while prioritizing the health and safety of its workforce and maintaining operational efficiency and flexibility.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented unless otherwise stated.

a.	Basis of presentation of financial statements:

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

b.	Basis of preparation of the interim consolidated financial statements:

The interim condensed consolidated financial statements for the six and three months ended June 30, 2022 have been prepared in accordance with IAS 34 "Interim Financial Reporting".

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company's annual financial statements as of December 31, 2021 that were included in the Annual Report on Form 20-F filed on March 17, 2022.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2021 that were included in the Annual Report on Form 20-F filed on March 17, 2022.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to Condensed Interim Consolidated Financial Statements

U.S. dollars in thousands

NOTE 3:	EQUITY

a.
On March 7, 2022, the Company completed an additional public offering. A total of 5,208,333 new ordinary shares were issued in consideration to offering price of $1.92 per share. The net proceeds were $8,641, after deducting commissions and other offering expenses. In addition, on March 22, 2022 the underwriters exercised their options to purchase an additional 623,082 ordinary shares at the public offering price, less underwriting discounts and commissions at an additional net proceeds of $1,030.

As part of the above- mentioned public offering, certain entities affiliated with CBI purchased 1,458,333 of ordinary shares at the public offering price.

b.
Over the second quarter of 2022, the Company’s Board of Directors approved the grant of 2,052,922 options to purchase the Company’s ordinary shares, for an exercise price of $2.06 per share as well as 275,000 restricted share units (“RSU’s”) to its CEO, officers and employees. The fair value of the options as of the grant date, was estimated at $2.4 million, $0.5 million respectively.

The above-mentioned grant includes the grant of 1,062,500 options to purchase the Company’s ordinary shares and 275,000 restricted share units (“RSU’s”) to the directors and the CEO of the Company which required to be approved by the Company’s General meeting as well. The fair value of the options and RSU’s, as of the approval date, was estimated at approximately $1.2 million, $0.5 million, respectively.

NOTE 4:       OTHER EXPENSES

The other one-time expenses amounted $309 are attributed to the termination expenses of the previous CEO which were approved by the Shareholders General meeting.

NOTE 5:       SUBSEQUENT EVENTS

On July 19, 2022, the Company’s Shareholders General meeting approved the abovementioned grants to the directors and the CEO, the compensation terms of Mr. Ofer Gonen as the Company’s new Chief Executive Officer, which terms will be effective as of July 1, 2022 and the termination terms for the previous CEO.